July 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Dorrie Yale

                  Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232251)
Request for Acceleration of Effective Date

Dear Ms. Yale and Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Mirum Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M., Eastern Time, on July 17, 2019, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between July 8, 2019 through the date hereof approximately 1,789 copies of the Company’s Preliminary Prospectus dated July 8, 2019 were distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC. EVERCORE GROUP L.L.C. As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brad Wolff
Name: Brad Wolff Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Ed Baxter
Name: Ed Baxter Title: Senior Managing Director